Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of Formation
FGI Industries Inc.	New Jersey
FGI Europe Investment Limited	British Virgin Islands
FGI International, Limited	Hong Kong
Foremost International Ltd.	Canada
FGI Germany GmbH	Germany
FGI Germany GmbH & Co. KG	Germany
FGI China, Ltd.	China